UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bonds.com Group, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

098003106
(CUSIP Number)

R. George O’Krepkie, Jr. c/o Bonds.com Group, Inc. 1500 Broadway, 31st Floor New York, NY 10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098003106	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R. George O’Krepkie, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 99,887(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 99,887(1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,887(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.09%
14.	TYPE OF REPORTING PERSON (see instructions) IN

 On April 25, 2013, Bonds.com Group, Inc. (the “Issuer”) implemented a 1-for-400 reverse split of its Common Stock (the “Reverse Stock Split”).  All share and historical exercise price information in the Statement reflect the Reverse Stock Split.

Of the 99,887 shares of Common Stock reported in this Schedule 13D/A, (a) 46,438 represent shares of Common Stock the Reporting Person has the right to acquire upon the exercise of a non-qualified stock option for an exercise price of $28 per share, which was granted to Mr. O’Krepkie by the Issuer on February 2, 2011 and was fully vested on the date of grant (the “2/2/11 Fully Vested Option”), (b) 46,438 represent shares of Common Stock the Reporting Person has the right to acquire upon the exercise of a non-qualified stock option for an exercise price of $42 per share, which was granted to Mr. O’Krepkie by the Issuer on February 2, 2011 (the “2/2/11 Partially Vested Option”), and (c) 7,011 represent shares of Common Stock the Reporting Person has the right to acquire upon the exercise of a non-qualified stock option for an exercise price of $30, which was granted to Mr. O’Krepkie by the Issuer on July 14, 2011 (the “7/14/11 Option”). The 2/2/11 Fully Vested Option expires on February 2, 2018. The 2/2/11 Partially Vested Option is exercisable for up to an aggregate of 46,438 shares of Common Stock, vests in equal quarterly installments over a period of three years and expires on February 2, 2018. The 7/14/11 Option is exercisable for an aggregate of up to 9,754 shares of Common Stock, was 25% vested on the date of grant and the balance vests in equal quarterly installments over a period of four years, and expires on July 14, 2018. These options were granted to the Reporting Person in the forms incorporated by reference as Exhibit 1 and Exhibit 2 of the Statement and contain provisions with respect to the accelerated vesting and termination of the options upon the termination of the Reporting Person’s employment under various circumstances.

On June 20, 2013, the Issuer amended the exercise prices of all of the options under the 2/2/11 Fully Vested Option, the 2/2/11 Partially Vested Option and the 7/14/11 Option to $8.35 per share.

CUSIP: 098003106	13D/A	Page 3 of 4 Pages

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 to Statement on Schedule 13D (this “Amendment No. 2”) amends the Statement on Schedule 13D (the “Original Statement”) filed February 14, 2011, as amended by Amendment No. 1 to Statement on Schedule 13D (“Amendment No. 1”) filed July 25, 2011.  The Original Statement and Amendment No. 1 are collectively referred to herein as the “Statement.”  Except as specifically amended by this Amendment No. 2, the Statement remains in full force and effect.  Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings given to them in the Statement.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items are amended by this Amendment No. 2 as follows:

Item 1.  Security and Issuer.

Item 1 is hereby deleted and replaced in its entirety with the following:

This Schedule 13D relates to the Common Stock of the Issuer, whose principal executive offices are located at 1500 Broadway, 31st Floor, New York, New York 10036.

Item 2.  Identity and Background.

Item 2(b) is hereby deleted and replaced in its entirety with the following:

(b)  The business address of the Reporting Person is:

c/o: Bonds.com Group, Inc.
1500 Broadway, 31st Floor
New York, New York 10036

The last sentence of Item 2(c) is hereby deleted and replaced in its entirety with the following:

The Issuer’s principal business is financial services and its address is 1500 Broadway, 31st Floor, New York, New York 10036.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby deleted and replaced in its entirety with the following:

On February 2, 2011, the Issuer granted to the Reporting Person two (2) non-qualified stock options. The first option granted by the Issuer to the Reporting Person is for the purchase of 46,438 shares of Common Stock at an exercise price of $28 per share, all of which vested as of the date of grant and remain exercisable for a period of seven (7) years (the “2/2/11 Fully Vested Option”). The second option granted by the Issuer to the Reporting Person is for the purchase of 46,438 shares of Common Stock at an exercise price of $42 per share, of which the right to purchase such shares becomes exercisable as to 1/12th of such shares at the beginning of each calendar quarter commencing after the date of grant (the “2/2/11 Partially Vested Option”). All 46,438 shares of Common Stock subject to such second option, 42,568 shares are exercisable within 60 days from the date of this Statement. The remaining 7,739.5 shares subject to such second option are not included in the number of shares reported herein. These options were granted to the Reporting Person in the form incorporated by reference as Exhibit 1 of the Statement and contain provisions with respect to the accelerated vesting and termination of the options upon the termination of the Reporting Person’s employment under various circumstances.

On July 14, 2011, the Issuer granted to the Reporting Person a non-qualified stock option (the “7/14/11 Option”). The 7/14/11 Option is exercisable for up to an aggregate of 9,754 shares of Common Stock, of which 25% were vested immediately upon grant and 75% vest in equal quarterly installments over a period of four years. Of the 9,754 shares of Common Stock subject to the 7/14/11 Option, 7,011 shares are exercisable within 60 days of the date of this statement. The 7/14/11 Option expires on July 14, 2018. The exercise price per share pursuant to the 7/14/11 Option is $30. The 7/14/11 Option was granted to the Reporting Person in the form incorporated by reference as Exhibit 2 of the Statement and contains provisions with respect to the accelerated vesting and termination of the options upon the termination of the Reporting Person’s employment under various circumstances.

On June 20, 2013, the Issuer amended the exercise prices of all of the options under the 2/2/11 Fully Vested Option, the 2/2/11 Partially Vested Option and the 7/14/11 Option to $8.35 per share.

On April 25, 2013, the Issuer implemented a 1-for-400 reverse split of its Common Stock (the “Reverse Stock Split”).  All share and historical exercise price information in the Statement reflect the Reverse Stock Split.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby deleted and replaced in its entirety with the following:

(a)  As of the date hereof, 99,887 shares of Common Stock may be deemed beneficially owned by the Reporting Person.  Such shares represent 29.09% of the issued and outstanding shares of Common Stock (assuming the issuance of the shares of Common Stock beneficially owned by the Reporting Person).  The Reporting Person has the right to acquire such shares within 60 days from the date of this Statement upon the exercise of non-qualified stock options.

CUSIP: 098003106	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2013	/s/ R. George O’Krepkie, Jr.
R. George O’Krepkie, Jr.